Exhibit 77D - DWS Strategic Income Fund (the
"Fund")

At a meeting held September 18, 2008, the Board of Trustees of DWS Strategic Income Fund approved the following changes regarding the Fund:

Expanding the existing iGAP overly strategy to include the integrated Global Alpha Platform
("iGAP") equity overlay strategy and the amendment of the Fund's investment policies as necessary for the Fund to invest equities as part of the iGAP overlay strategy.

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